 # LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

2 July 2008





08003856

SUPPL



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 July 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
JUL 2 2 2008
THOMSON REUTERS

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                            ADR Department
                            101 Barclay Street, 22W
                            New York
                            NY 10286



Submitting Investment
Bank/Advisor
(if applicable)

Submitting Secretarial Firm
(if applicable)

Company name *   LION INDUSTRIES CORPORATION BERHAD

Stock name *   LIONIND

Stock code *   4235

Contact person *   Wong Phooi Lin

Designation *   Secretary

Type *   ● Announcement ○ Reply to query

Subject *   Dealings in Securities by Principal Officers Outside Closed
                               Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the
details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a
principal officer of the Company has dealt in the securities of the Company as set out in Table 1
hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

**Tables Section - This section is to be used to create and insert tables. Please make the
appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	26.06.2008	2.63	3,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 1 JUL 2008



LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



4 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 July 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                            ADR Department
                            101 Barclay Street, 22W
                            New York
                            NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166   Fax: (603) 2162 3448


General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 03/07/2008 05:39:27 PM

Reference No LI-080703-50BD0

Submitting Investment Bank/Advisor
(if applicable)
Submitting Secretarial Firm
(if applicable)

Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *   ● Announcement ○ Reply to query

Subject :*   Dealings in Securities by Principal Officers Outside Closed
Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details
of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a
principal officer of the Company has dealt in the securities of the Company as set out in Table 1
hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the
appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	30.06.2008	2.60	3,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

3 JUL 2008

END